Scott Wilson Roscoe Postle Associates Inc
Suite 501, 55 University Avenue, Toronto, ON M5J 2H7
T (416) 947-0907 F (416) 947-0395
www.scottwilson.com

CONSENT OF QUALIFIED PERSON

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division, Department of Government Services and Lands
Registrar of Securities, Prince Edward Island

I, David A. Ross, M.Sc., P.Geo., do hereby consent to the public filing of the report titled "Technical Report on the Pozo Seco Mineral Resource Estimate, Cinco de Mayo Project, Chihuahua, Mexico" (the Technical Report), prepared for MAG Silver Corp. and dated September 10, 2010, and extracts from, or the summary of, the Technical Report in the press release of MAG Silver Corp. dated August 4, 2010 (the Press Release).

I also certify that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the Press Release.

Dated this 10th day of September, 2010.

(Signed) "David A. Ross"

David A. Ross, M.Sc., P.Geo.